As Filed with the Securities and Exchange Commission on August 28, 2002
SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

In the Matter of Conectiv File No. 70-9069 (Public Utility Holding Company Act of 1935)	CERTIFICATE OF NOTIFICATION PURSUANT TO RULE 24

This Certificate of Notification pursuant to Rule 24 (17 C.F.R. Section 250.24) is filed by Conectiv, a Delaware corporation, in connection with transactions proposed in Post-effective Amendments Nos. 3, 4 and 5 to Conectiv's Form U-1 Application-Declaration as previously amended by Amendments Nos. 1 through 4 and Post-Effective Amendments No. 1 through 7 (the "Application-Declaration") filed under the Public Utility Holding Company Act of 1935, as amended (the "Act"), and authorized by the orders of the Securities and Exchange Commission (the "Commission") dated December 16, 1998, August 10, 1999 and November 8, 2001 (the "Supplemental Orders"), which supplemented the order of the Commission dated February 25,1998. The undersigned hereby submits the following information applicable to the period from April 1, 2002 to August 1, 2002.

          During the period, Conectiv Energy Supply, Inc. purchased 1,167 MW.h of power and sold 12,467 MW.h of power in Ontario, Canada pursuant to the Supplemental Orders.

The transactions described above were carried out in accordance with the terms and conditions of, and for the purposes requested in, the Application-Declaration, and in accordance with the terms and conditions of the Supplemental Orders.

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this document to be signed on their behalf by the undersigned thereunto duly authorized.

The signatures of the applicants and of the persons signing on their behalf are restricted to the information contained in this application which is pertinent to the application of the respective companies.

DATE: August 28, 2002 August 28, 2002 August 28, 2002

Conectiv
Conectiv Energy Supply, Inc.

/s/Donna Kinzel
    Donna Kinzel
    Assistant Treasurer

Conectiv Properties and Investments, Inc.
Conectiv Services, Inc.
Conectiv Solutions LLC
Conectiv Communications, Inc.
Atlantic Generation, Inc.
Atlantic Southern Properties, Inc.
ATE Investment, Inc.
Binghamton General, Inc.
Binghamton Limited, Inc.
Pedrick General, Inc.
Vineland Limited, Inc.
Vineland General, Inc.
ATS Operating Services, Inc.

/s/Donna Kinzel
    Donna Kinzel
    Assistant Treasurer

Thermal Energy LP I by its
General Partner, Atlantic Jersey
Thermal Systems, Inc.

/s/Donna Kinzel
    Donna Kinzel
    Assistant Treasurer

EXHIBIT INDEX
F	Past-tense opinion of counsel